FORUM FUNDS

Three Canal Plaza, Suite 600

Portland, Maine 04101

October 14, 2008

Via EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	WITHDRAWAL OF FORM 485APOS FILING
REGISTRANT FILE NOS. 2-67052 AND 811-3023

Dear Ms. Browning:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933, as amended, (the “1933 Act”) to withdraw a filing made under Rule 485(a) of the 1933 Act by Forum Funds (the “Registrant”). The Registrant hereby requests that you withdraw Post-Effective Amendment No. 234 to its Registration Statement filed with the Securities and Exchange Commission on July 17, 2008 (Accession No. 0001193125-08-152756) concerning the Merk Hard Currency Dividend Fund (the “Fund”) as the Fund is not going forward at this time. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions regarding this request, please contact me directly at (207) 347-2030.

Yours truly,

/s/ Megan Hadley Koehler
Megan Hadley Koehler Assistant Secretary